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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 1)


                                   MECON, Inc.

                               ------------------
                                (Name of Issuer)

                                  Common Stock

                           ---------------------------
                         (Title of Class of Securities)

                                   58400M-10-5
                                   -----------
                                 (CUSIP Number)

                                   MECON, Inc.
                           200 Porter Drive, Suite 100
                           San Ramon, California 94593
                                 (925) 838-1700

                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 29, 1999

               --------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                               Page 1 of 21 Pages
                           Exhibit Index is on Page 7


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                                  SCHEDULE 13D

--------------------------                       ------------------------------
CUSIP No. 58400M-10-5                               Page 2 of 21 Pages
--------------------------                       ------------------------------

------- -----------------------------------------------------------------------
1.       Names of Reporting Persons

               VASU R. DEVAN AND LATHA DEVAN
------- -----------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                               (a) [x]
                                                               (b) [ ]
------- -----------------------------------------------------------------------
3.       SEC Use Only
------- -----------------------------------------------------------------------
4.       Source of Funds

               PF
------- -----------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
------- -----------------------------------------------------------------------

6.       Citizenship or Place of Organization

               UNITED STATES OF AMERICA
----------------- ------ ------------------------------------------------------
                  7.     Sole Voting Power

                                 -0- SHARES OF COMMON STOCK
                  ------ ------------------------------------------------------
Number of         8.     Shared Voting Power
Shares
Beneficially                     1,200,716 SHARES OF COMMON STOCK
Owned By          ------ ------------------------------------------------------
Each              9.     Sole Dispositive Power
Reporting
Person                           -0- SHARES OF COMMON STOCK
With              ------ ------------------------------------------------------
                  10.    Shared Dispositive Power

                                 1,200,716 SHARES OF COMMON STOCK
------- -----------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                1,200,716 SHARES OF COMMON STOCK
------- -----------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                       [  ]
------- -----------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

                16.4%
------- -----------------------------------------------------------------------
14.      Type of Reporting Person

                IN
-------------------------------------------------------------------------------




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Item 1.  SECURITY AND ISSUER.

                  This Amendment No. 1 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on April 23, 1998 (as amended, the "Schedule 13D"), relating to shares of common stock, par value $0.001 per share (the "Shares") of MECON, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 to the Schedule 13D is hereby amended, in pertinent part, as follows:

                  Since the date of the initial filing of the Schedule 13D, Vasu Devan has acquired beneficial ownership of 53,336 Shares, which Shares are issuable upon exercise of options within 60 days from the date hereof.

Item 4.  PURPOSE OF TRANSACTION.

                  Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:

                  As described in Item 6 below, as an inducement to General Electric Company ("GE") to enter into the Agreement and Plan of Merger (the "Merger Agreement") dated as of November 29, 1999, among GE, the Company and Diamond Merger Corp., on November 29, 1999, the Reporting Persons entered into a Stockholder Agreement (the "Stockholder Agreement") with GE and certain other stockholders of the Company, which is filed as Exhibit A hereto and incorporated herein by reference. Pursuant to the Stockholder Agreement, the Reporting Persons agreed, among other things, to vote the Shares beneficially owned by them in favor of the merger with GE, the adoption of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement. In addition, the Reporting Persons have granted to GE an option to purchase the Shares beneficially owned by them for $11.25 per share in certain circumstances, as further described in Item 6 below and in the Stockholder Agreement.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 to the Schedule 13D is hereby amended, in pertinent part, as follows:

                  (a), (b). As of the close of business on November 29, 1999, the Reporting Persons beneficially owned in the aggregate 1,200,716 Shares, which represent approximately 16.4% of the 7,214,624 Shares outstanding as of November 9, 1999, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 to the Schedule 13D is hereby amended, in pertinent part, as follows:

                  On November 29, 1999, the Reporting Persons entered into the Stockholder Agreement as an inducement to GE to enter into the Merger Agreement. Pursuant to the


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Stockholder Agreement, so long as the Stockholder Agreement is in effect, the
Reporting Persons have agreed to: (i) vote (or cause to be voted) the Shares beneficially owned by them (the "Subject Shares") in favor of the merger, the adoption of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement; (ii) vote (or cause to be voted) the Subject Shares against (a) any merger agreement or merger (other than the Merger Agreement and the merger with GE), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or (b) any amendment to the Company's Restated Certificate of Incorporation or bylaws or other proposal or transaction involving the Company, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the merger with GE, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of capital stock of the Company;
and (iii) grant GE and Diamond Merger Corp. or their nominees, their irrevocable proxy (x) to vote such Shares at any meeting of the shareholders of the Company and to give their written consent with respect to such Shares in favor of the merger with GE, the adoption of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated thereby, (y) to demand that the Secretary of the Company call a special meeting of the shareholders of the Company for the purpose of considering the matters set forth in (x) above and (z) to approve any other motion or action in furtherance of the foregoing. The Stockholder Agreement provides that with certain exceptions, the Reporting Persons may not sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement with respect to the transfer of the Subject Shares or enter into any voting arrangement in relation to the Subject Shares.

                  In addition, pursuant to the Stockholder Agreement, the Reporting Persons granted to GE an option (the "Option") to purchase the Subject Shares for $11.25 per share, subject to the terms and conditions of the Stockholder Agreement. Subject to certain conditions, the Option may be exercised by GE in whole or from time to time in part, at any time following the occurrence of a Triggering Event (as defined below) and prior to the termination of the Option. The Stockholder Agreement defines a "Triggering Event" as one of the following events: (A) any person, corporation, partnership, limited liability company or other entity or group (such person, corporation, partnership, limited liability company or other entity or group, other than GE or an affiliate of GE, being referred to hereinafter, singularly or collectively, as a "PERSON"), acquires or becomes the beneficial owner of 20% or more of the outstanding shares of the Company's common stock; (B) any group is formed which beneficially owns 20% or more of the outstanding shares of the Company's common stock; (C) any Person shall have commenced a tender or exchange offer for 20% or more of the then outstanding shares of the Company's common stock or publicly proposed any bona fide merger, consolidation or acquisition of all or substantially all the assets of the Company, or other similar business combination involving the Company; (D) the Company enters into, or announces that it proposes to enter into, an agreement, including, without limitation, an agreement in principle, providing for a merger or other business combination involving the Company or a "significant subsidiary" (as defined in Rule 1.02(w) of Regulation S-X as promulgated by the Commission) of the Company or the


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acquisition of a substantial interest in, or a substantial portion of the assets, business or operations of, the Company or a significant subsidiary (other than the transactions contemplated by the Merger Agreement); (E) any Person is granted any option or right, conditional or otherwise, to acquire or otherwise become the beneficial owner of shares of the Company's common stock which, together with all shares of the Company's common stock beneficially owned by such Person, results or would result in such Person being the beneficial owner of 20% or more of the outstanding shares of the Company's common stock; or (F) there is a public announcement with respect to a plan or intention by the Company, other than GE or its affiliates, to effect any of the foregoing transactions.

                  The obligations of the Reporting Persons under the Stockholder Agreement, including the Option, terminate upon the earlier to occur of (i) 6 months after the termination of the Merger Agreement pursuant to Section 7.1 thereof and (ii) the Effective Time; PROVIDED, HOWEVER, that if the Merger Agreement is terminated by the Company pursuant to Section 7.1(b), (c) or (d) of the Merger Agreement (other than a termination pursuant to Section 7.1(d)(i) following receipt of a Superior Proposal (as defined in the Merger Agreement)) or if the Merger Agreement is terminated pursuant to
Section 7.1(a) thereof, then such obligations shall terminate upon the termination of the Merger Agreement.

                  The above description of the Stockholder Agreement and the related matters set forth herein are summaries and are qualified in their entirety by reference to the complete text of the Stockholder Agreement, which is filed as Exhibit A to this Amendment No. 1 to Schedule 13D and is incorporated herein by reference.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A.   Stockholder Agreement dated as of November 29, 1999, among
General Electric Company, the Reporting Persons and the stockholders of the Company listed on Schedule A thereto.

Exhibit B.  Joint Filing Agreement.
                                      5

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                                  SIGNATURE

                  After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 2, 1999



                                   /s/ Vasu Devan
                                   -----------------------------------
                                   Vasu Devan


                                   /s/ Latha Devan
                                   -----------------------------------
                                   Latha Devan

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                                EXHIBIT INDEX

Exhibit A.   Stockholder Agreement dated as of November 29, 1999, among
General Electric Company, the Reporting Persons and the stockholders of the Company listed on Schedule A thereto.

Exhibit B.  Joint Filing Agreement.

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